EXHIBIT 21

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction

Bamboo Club, Inc.	Arizona
Bamboo Club of Texas, Inc.	Texas
Cornerstone Productions, Inc.	Delaware
Main St. / Cornerstone Texas, Inc.	Texas
Main St. Midwest, Inc.	Kansas
Main St. California, Inc.	Arizona
Main St. El Paso, Inc.	Arizona
Redfish America, LLC	Arizona
Redfish Cleveland, Inc.	Ohio